Filed Pursuant to Rule 433

Registration No. 333-254632-01

Florida Power & Light Company

Pricing Term Sheet

May 5, 2021

Issuer:	Florida Power & Light Company

Designation:	Floating Rate Notes, Series due May 10, 2023

Registration Format:	SEC Registered

Principal Amount:	$1,000,000,000

Date of Maturity:	May 10, 2023

Interest Payment Dates:	Quarterly in arrears on February 10, May 10, August 10 and November 10 of each year, beginning August 10, 2021

Coupon Rate:	Floating rate based on Compounded SOFR plus 0.25%, calculated quarterly

Price to Public:	100% of the principal amount thereof

Trade Date:	May 5, 2021

Settlement Date:*	May 10, 2021 (T+3)

Redemption:	Redeemable at any time on or after November 10, 2021, in whole or in part, at 100% of the principal amount, plus any accrued and unpaid interest

CUSIP / ISIN Number:	341081 GD3/ US341081GD33

Expected Credit Ratings:**
Moody’s Investors Service Inc.	“A1” (stable)
S&P Global Ratings	“A” (stable)
Fitch Ratings, Inc.	“A+” (stable)

Joint Book-Running Managers:
BNP Paribas Securities Corp.
BNY Mellon Capital Markets, LLC
J.P. Morgan Securities LLC
PNC Capital Markets LLC

Co-Managers:
Cowen and Company, LLC
DNB Markets, Inc.
HSBC Securities (USA) Inc.

Junior Co-Managers:
Cabrera Capital Markets LLC
Drexel Hamilton, LLC

* It is expected that delivery of the Notes will be made against payment therefor on or about May 10, 2021, which will be the third business day following the date of pricing of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Notes initially will settle in T+3, purchasers who wish to trade the Notes on the date of pricing of the Notes should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

** A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The term “Compounded SOFR” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated May 5, 2021.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at (800) 854-5674; BNY Mellon Capital Markets, LLC toll-free at (800) 269-6864; J.P. Morgan Securities LLC collect at (212) 834-4533; and PNC Capital Markets LLC toll-free at (855) 881-0697.